UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          _____________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)*

                                 Agritope, Inc.
              -----------------------------------------------------
                                (Name of issuer)

                     Common Stock, $.01 par value per share
              -----------------------------------------------------
                         (Title of class of securities)

                                    00855D107
              -----------------------------------------------------
                                 (CUSIP Number)

                                 Pierre Lefebvre
                              Vilmorin Clause & Cie
                                     B.P. 1
                              63720 Chappes, France
                              011-33-4-73-63-43-72

                                 with a copy to:
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                       Attention: Garry P. McCormack, Esq.
                                  212-835-6210
                  ---------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               December 31, 1999
              -----------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 7 Pages

CUSIP No. 00855D107           13D                             Page 2 of 7 Pages

-------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Vilmorin Clause & Cie
-------------------------------------------------------------------
-------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
-------------------------------------------------------------------
-------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------
-------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO
-------------------------------------------------------------------
-------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
    TO ITEMS 2(d) or 2(e)    |_|
-------------------------------------------------------------------
-------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
-------------------------------------------------------------------
            ------------------------------------------------------
            7   SOLE VOTING POWER

 NUMBER OF      651,785

            ------------------------------------------------------
            ------------------------------------------------------
  SHARES    8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY       0
            ------------------------------------------------------
            ------------------------------------------------------
   EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON        651,785
            ------------------------------------------------------
            ------------------------------------------------------
   WITH     10  SHARED DISPOSITIVE POWER

                0
            ------------------------------------------------------
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     651,785
------------------------------------------------------------------
------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES
     CERTAIN SHARES*        |_|


------------------------------------------------------------------
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.0%
------------------------------------------------------------------
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 00855D107           13D                            Page 3 of 7 Pages

-------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Groupe Limagrain Holding S.A.
-------------------------------------------------------------------
-------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
-------------------------------------------------------------------
-------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------
-------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
-------------------------------------------------------------------
-------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
    TO ITEMS 2(d) or 2(e)    |_|
-------------------------------------------------------------------
-------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
-------------------------------------------------------------------
            ------------------------------------------------------
            7   SOLE VOTING POWER

 NUMBER OF      651,785

            ------------------------------------------------------
            ------------------------------------------------------
  SHARES    8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY       0
            ------------------------------------------------------
            ------------------------------------------------------
   EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON        651,785
            ------------------------------------------------------
            ------------------------------------------------------
   WITH     10  SHARED DISPOSITIVE POWER

                0
            ------------------------------------------------------
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     651,785
------------------------------------------------------------------
------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES
     CERTAIN SHARES*        |_|


------------------------------------------------------------------
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.0%
------------------------------------------------------------------
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 00855D107             13D                          Page 4 of 7 Pages




-------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Societe Cooperative Agricole Limagrain
-------------------------------------------------------------------
-------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
-------------------------------------------------------------------
-------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------
-------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
-------------------------------------------------------------------
-------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
    TO ITEMS 2(d) or 2(e)    |_|
-------------------------------------------------------------------
-------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
-------------------------------------------------------------------
            ------------------------------------------------------
            7   SOLE VOTING POWER

 NUMBER OF      651,785

            ------------------------------------------------------
            ------------------------------------------------------
  SHARES    8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY       0
            ------------------------------------------------------
            ------------------------------------------------------
   EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON        651,785
            ------------------------------------------------------
            ------------------------------------------------------
   WITH     10  SHARED DISPOSITIVE POWER

                0
            ------------------------------------------------------
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     651,785
------------------------------------------------------------------
------------------------------------------------------------------
12   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES
     CERTAIN SHARES*        |_|


------------------------------------------------------------------
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.0%
------------------------------------------------------------------
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, OO
------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                             Page 5 of 7 Pages

This Amendment No. 1 amends and supplements the Statement on Schedule 13D, dated September 28, 1999 (the "Schedule 13D"), filed by Vilmorin Clause & Cie, a French societe anonyme ("Vilmorin"), Groupe Limagrain Holding S.A., a French societe anonyme ("Groupe Limagrain"), and Societe Cooperative Agricole Limagrain, a French agricultural cooperative (the "Cooperative"), with respect to the Common Stock, $.01 par value per share (the "Common Stock"), of Agritope, Inc., a Delaware corporation ("Agritope"). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following paragraph:

     On December 31, 1999, Vilmorin transferred to Hazera Quality Seeds Ltd., an Israeli corporation ("Hazera"), record ownership of the 150,000 shares of Series A Preferred Stock and 37,500 warrants to purchase shares of Series A Preferred Stock that Vilmorin had purchased on behalf of Hazera under the letter agreement dated September 22, 1999 (the "Letter Agreement"). No additional funds were paid by either party in connection with this transfer.

Item 4.  Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by deleting the second paragraph thereof in its entirety and replacing it with following paragraph:

Vilmorin currently holds its interest in Agritope for investment purposes. Vilmorin intends to continuously review its position in Agritope and, depending on future evaluations of the business prospects of Agritope and on other developments, including but not limited to general economic and business conditions and stock market conditions, Vilmorin may retain or from time to time increase its holdings or dispose of all or a portion of its holdings in Agritope, subject to any applicable legal and contractual restrictions on its ability to do so.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

     The responses to Items 3, 4 and 6 of this statement are incorporated herein by reference.

As of the date hereof, Vilmorin beneficially owns, and each of Groupe Limagrain and the Cooperative indirectly beneficially owns, an aggregate of 651,785 shares of Series A Preferred Stock, consisting of: (i) 214,285 shares of Series A Preferred Stock that Vilmorin purchased in connection with a research and development collaboration between Agritope and Vilmorin in December 1997; plus
(ii) 500,000 shares of Series A Preferred Stock that Vilmorin purchased pursuant to the Unit Purchase Agreement; plus (iii) warrants (the "Warrants") to purchase an additional 125,000 shares of Series A Preferred Stock at any time prior to September 28, 2004 that Vilmorin also purchased pursuant to the Unit Purchase Agreement; less (iv) 150,000 shares of Series A Preferred Stock and 37,500

                                                              Page 6 of 7 Pages


Warrants that Vilmorin transferred to Hazera on December 31, 1999, pursuant to the Letter Agreement.

The shares of Series A Preferred Stock are convertible into shares of Common Stock pursuant to Section 6 of the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock of Agritope, Inc. (the "Certificate of Designation"), which sets forth a formula for determining the number of shares of Common Stock issuable, as at any date, upon conversion of the Series A Preferred Stock. Under the Certificate of Designation, each share of Series A Preferred Stock is currently convertible at the option of the holder into one share of Common Stock. Accordingly, the shares of Series A Preferred Stock owned by Vilmorin, together with the shares of Series A Preferred Stock issuable upon exercise of the Warrants, are currently convertible into 651,785 shares of Common Stock.

Each of Vilmorin, directly, and Groupe Limagrain and the Cooperative, indirectly, has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 651,785 shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock beneficially owned by Vilmorin. These 651,785 shares of Common Stock represent approximately 16.0% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and based on there being 4,070,612 shares of Common Stock outstanding as of November 30, 1999.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any securities of Agritope that are beneficially owned by Vilmorin, Group Limagrain or the Cooperative.


                     [REMAINDER OF PAGE INTENTIONALLY BLANK]

                                                              Page 7 of 7 Pages
                                    Signature

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated: January 10, 1999

                              VILMORIN CLAUSE & CIE


                              By: /s/___________________________
                                  Name:    Pierre Lefebvre
                                  Title:   CEO

                              GROUPE LIMAGRAIN HOLDING S.A.


                              By: /s/___________________________
                                  Name:    Pierre Lefebvre
                                  Title:   Deputy CEO

                              SOCIETE COOPERATIVE AGRICOLE LIMAGRAIN


                              By: /s/__________________________
                                  Name:    Alain Catala
                                  Title:   CEO